Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(I) RESIGNATION OF NON-EXECUTIVE DIRECTOR; AND

(II) APPOINTMENT OF NON-EXECUTIVE DIRECTOR

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Director(s)”) of Kingsoft Cloud Holdings Limited (the “Company”) announces that Dr. Ye Hangjun (“Dr. Ye”) tendered his resignation as a non- executive Director with effect from March 29, 2023, due to his other business commitments which require more of his attention and dedication. Following the resignation of Dr. Ye, he also ceased to act as a member of the corporate governance committee of the Board (the “Corporate Governance Committee”).

Dr. Ye confirmed that he has no claim against the Company and has no disagreement with the Board and there are no other matters with respect to his resignation that need to be brought to the attention of shareholders of the Company or the The Stock Exchange of Hong Kong Limited.

The Board would like to express its sincere gratitude to Dr. Ye for his contribution to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Dr. Qiu Ruiheng (“Dr. Qiu”) has been appointed as a non- executive Director of the Company and a member of the Corporate Governance Committee with effect from March 29, 2023.

The biographical details of Dr. Qiu are set out below:

Dr. Qiu Ruiheng, aged 40. Dr. Qiu has served as a general manager of business segment of Xiaomi Corporation (HKEx: 1810), responsible for informationization construction since December 2020. He joined Xiaomi Corporation in 2011 and served as a research and development director from December 2011 to September 2018, and a general manager of business segment, responsible for internet business such as app store and games from September 2018 to December 2020.

Dr. Qiu received his PhD degree in computer application technology and bachelor’s degree in computer science and technology from Peking University in January 2011 and July 2005, respectively.

Dr. Qiu has entered into a director agreement with the Company. The term of appointment shall be for an initial term of three years or until the third annual general meeting of the Company after his appointment (whichever is earlier), subject to re-election at the next annual general meeting of the Company in accordance with its articles of association. Either the Company or Dr. Qiu may terminate the agreement by giving not less than 30 days’ written notice. Dr. Qiu will not receive any directors’ fee from the Company during his term in his capacity as a non-executive Director.

As of the date of this announcement, to the best knowledge and belief of the Board and having made all reasonable enquiries, and save as disclosed in this announcement, Dr. Qiu (i) has not held any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (ii) does not have any interest in the securities of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)); (iii) does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities; and (iv) does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders (as respectively defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

Save as disclosed in this announcement, there are no other matters which need to be brought to the attention of the shareholders of the Company regarding the appointment of Dr. Qiu or any other information that need to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

The Board would like to express its warmest welcome to Dr. Qiu.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, March 29, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Dr. Qiu Ruiheng as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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